Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2021 (the 2021 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2021 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Form of Government

The Government

On March 2, 2023, the Decreto por el que se reforman, adicionan y derogan diversas disposiciones de la Ley General de Instituciones y Procedimientos Electorales, de la Ley General de Partidos Políticos, de la Ley Orgánica del Poder Judicial de la Federación y se expide la Ley General de los Medios de Impugnación en Materia Electoral (Decree reforming, adding and repealing several provisions of the General Law of Electoral Institutions and Procedures, the General Law of Political Parties, the Organic Law of the Judiciary of the Federation, and enacting the General Law on Electoral Appeals) was published in the Official Gazette. These reforms aim, among other things, to (i) modify the composition of the Instituto Nacional Electoral (National Electoral Institute), (ii) reduce the composition of the local electoral offices, and (iii) facilitate access to voting for Mexican citizens abroad. The General Law on Electoral Appeals, among other things, reduces the number of appeal procedures in electoral matters, reduces the scenarios for imposing sanctions, and adds regulations for processing online lawsuits.

On March 24, 2023, the Suprema Corte de Justicia de la Nación (Supreme Court) admitted a constitutional controversy (controversia constitucional) complaint filed by the National Electoral Institute against the recent electoral reforms and granted the requested temporary suspension, allowing existing provisions prior to the electoral reforms to remain in effect until the Supreme Court renders a final judgment. On March 28, 2023, the National Electoral Institute suspended internal processes to modify the regulatory and administrative instruments subject to the recent electoral reforms and ordered the application of the existing provisions until the Supreme Court renders a final judgment.

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress(1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	60	46.9	201	40.2
National Action Party	20	15.6	114	22.8
Institutional Revolutionary Party	13	10.2	69	13.8
Citizen Movement Party	12	9.4	27	5.4
Ecological Green Party of Mexico	6	4.7	41	8.2
Labor Party	6	4.7	33	6.6
Social Encounter Party	4	3.1	0	0.0
Democratic Revolution Party	3	2.3	15	3.0
Unaffiliated	4	3.1	0	0.0
Total	128	100.0%	500	100.0%

Note: Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of April 19, 2023.

Source: Senate and Chamber of Deputies.

Criminal Justice

On February 17, 2023, the Secretaría de Gobernación (Ministry of the Interior) presented the protocol for the implementation of precautionary and provisional measures issued by international organizations dedicated to the protection and defense of human rights, which aims to establish and implement procedures focused on the defense of human rights.

Internal Security

On March 10, 2023, Mexico and the United States agreed to launch the second phase of the Bicentennial Framework to further increase cooperation to combat transnational organized crime, the production of illicit fentanyl and the trafficking of high-caliber weapons and ammunition into Mexico.

Anti-Corruption

On March 27, 2023, the Secretaría de la Función Pública (Ministry of Public Administration, or SFP) and the International Chamber of Commerce of Mexico renewed their collaboration agreement, which aims to combat corruption by (1) strengthening public institutions and the rule of law, (2) preparing documents on matters related to the fight against corruption, (3) implementing an integrity-based framework in the private and public sectors, and (4) organizing forums and seminars on topics related to the implementation of anti-corruption corporate practices in the private sector.

Access to Information, Government Procurement and Transparency

On March 1, 2023, the Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales (National Institute of Transparency, Access to Information and Protection of Private Data, or INAI) assumed the presidency of the Red Iberoamericana de Protección de Datos (Ibero-American Data Protection Network, or RIPD) for the 2023-2025 period. The RIPD is an international forum that brings together authorities from 12 different countries with the goal of exchanging experiences and knowledge in order to develop regulations around personal data protection rights.

Foreign Affairs, International Organizations and International Economic Cooperation

On January 10, 2023, leaders of Mexico, the United States and Canada met at the 2023 North American Leaders’ Summit held in Mexico City, where they agreed to fortify the region’s security, prosperity, sustainability and inclusivity through commitments across six pillars: (1) diversity, equity, and inclusion, (2) climate change and the environment, (3) regional competitiveness, (4) migration and development, (5) health, and (6) regional security. In addition, some of the trilateral strategies discussed at the summit included: (1) exploring standards to develop hydrogen as a regional source of clean energy, (2) increasing production and adoption of zero-emission vehicles in North America, (3) strengthening regional supply chains, (4) promoting targeted investment in key industries of the future, such as semiconductors and electric vehicle batteries, and (5) updating the North American Plan for Animal and Pandemic Influenza (NAPAPI).

On January 27, 2023, Mexico, jointly with governments of Latin America, the United States and the Caribbean, launched the Alianza para la Prosperidad Económica en las Américas (Americas Partnership for Economic Prosperity), which aims to deepen economic cooperation and strengthen the collective stability and resilience of its signatory countries.

On March 16, 2023, Mexico was elected to head, for 2023, the Consejo de la Autoridad Internacional de los Fondos Marinos (Council of the International Seabed Authority), an organization established by the United Nations Convention on the Law of the Sea (UNCLOS) to organize and control all mineral-resources-related activities in the seabeds outside national jurisdictions.

Environment

On January 24, 2023, the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources) in collaboration with the Instituto Mexicano de Tecnología del Agua (Mexican Institute for Water Technology) launched a geographic information system, Agua y Minería (Water and Mining), focused on determining the appropriate uses of Mexico’s natural resources and strengthening preservation efforts through the implementation of policies that encourage economic development. This system provides information on the current regulatory framework governing mining in Mexico, including details on tailing damns and the volume of water used in mining activities. The system also offers an interactive map of Mexico’s mining companies, dams, aquifers and watersheds.

On March 1, 2023, the Mexican Senate approved Mexico’s entry into the UN Food and Agriculture Organization’s Agreement on Port State Measures, which aims to prevent, deter and eliminate illegal, unreported and unregulated (IUU) fishing. The Senate’s approval was published in the Official Gazette on March 17, 2023. This agreement, which first entered into force on June 5, 2016 and has been adopted by 74 parties since then, aims to reduce the damage caused by IUU fishing to the productivity and welfare of Mexico’s national fishing communities.

THE ECONOMY

General

During the fourth quarter of 2022, the Mexican economy expanded at a slower pace than during the first three quarters of the year. The slowdown in economic growth was driven by more moderate activity in both the tertiary and secondary sectors, and ongoing volatility and uncertainty regarding global economic conditions.

Additionally, during the fourth quarter of 2022 Mexico’s labor market continued to recover from the effects of the COVID-19 pandemic. While the labor force participation rate increased by 0.4 percentage points during the quarter, participation levels remained slightly below those recorded before the pandemic.

On February 16, 2023, the Programa Nacional para el Aprovechamiento Sustentable de la Energía 2020-2024 (National Program for the Sustainable Use of Energy 2020-2024) was published in the Official Gazette. This program aims to promote, among other items: (1) the population’s well-being through energy efficiency programs and regulations, (2) more efficient energy use by State entities and agencies, (3) actions and strategies at the national level to reduce energy use in transportation, (4) the development of energy efficiency projects, (5) the implementation of practices and technologies aimed at increasing energy productivity in the industrial and agro-industrial sectors, and (6) the use of energy-saving technologies in the operation and administration of commercial and service buildings.

Gross Domestic Product

According to preliminary figures, Mexico’s real GDP increased by 3.1% during 2022 as compared to 2021, reflecting an increase in both domestic demand, especially private consumption, and external demand. Projections for Mexico’s economic performance for the full year 2023 and beyond have been adjusted downwards, mainly explained by lower anticipated growth of the economy and industrial activity in the U.S., which is expected to impact Mexico’s economic performance for the year. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product” in the 2021 Form 18-K.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures (In Billions of Pesos)(1)

	2021	2022(2)
GDP	Ps. 17,809.6	Ps. 18,355.0
Add: Imports of goods and services	6,834.8	7,440.9

Total supply of goods and services	24,644.4	25,795.9
Less: Exports of goods and services	6,809.2	7,322.5

Total goods and services available for domestic expenditure	Ps. 17,835.2	Ps. 18,473.4
Allocation of total goods and services:
Private consumption	12,056.0	12,795.7
Public consumption	2,145.9	2,167.8

Total consumption	14,201.9	14,963.5

Total gross fixed investment	3,244.3	3,440.4

Changes in inventory	89.0	75.1

Total domestic expenditures	Ps. 17,535.2	Ps. 18,478.9

Errors and Omissions	300.0	(5.5)

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures (As a Percentage of Total GDP)

	2021	2022(1)
GDP	100.0%	100.0%
Add: Imports of goods and services	38.4%	40.5%

Total supply of goods and services	138.4%	140.5%
Less: Exports of goods and services	38.2%	39.9%

Total goods and services available for domestic expenditures	100.1%	100.6%
Allocation of total goods and services:
Private consumption	67.7%	69.7%
Public consumption	12.0%	11.8%

Total consumption	79.7%	81.5%
Total gross fixed investment	18.2%	18.7%
Changes in inventory	0.5%	0.4%

Total domestic expenditures	98.5%	100.7%

Errors and Omissions	1.7%	0.0%

(1)	Preliminary figures.

Source: INEGI.

Table No. 4 – Real GDP by Sector (In Billions of Pesos)(1)

	2021	2022(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps. 611.9	Ps. 628.9
Secondary Activities:
Mining	856.7	858.1
Utilities	221.8	229.7
Construction	1,092.8	1,097.2
Manufacturing	2,896.8	3,048.3
Tertiary Activities:
Wholesale and retail trade	3,232.3	3,408.1
Transportation and warehousing	1,099.4	1,224.7
Information	601.4	677.1
Finance and insurance	847.8	868.3
Real estate, rental and leasing	2,103.9	2,146.1
Professional, scientific and technical services	359.2	380.0
Management of companies and enterprises	128.7	142.1
Support for business	502.8	194.2
Education services	674.1	689.3
Health care and social assistance	410.4	421.1
Arts, entertainment and recreation	56.6	85.4
Accommodation and food services	317.8	401.4
Other services (except public administration)	323.6	332.3
Public administration	702.6	705.3

Gross value added at basic values	17,040.7	17,537.6
Taxes on products, net of subsidies	768.9	817.3

GDP	Ps. 17,809.6	Ps. 18,355.0

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	2021	2022(2)
GDP (real pesos)	4.7%	3.1%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	2.5%	2.8%
Secondary Activities:
Mining	0.1%	0.2%
Utilities	(17.6)%	3.6%
Construction	8.0%	0.4%
Manufacturing	8.5%	5.2%
Tertiary Activities:
Wholesale and retail trade	10.0%	5.4%
Transportation and warehousing	14.9%	11.4%
Information	5.7%	12.6%
Finance and insurance	(0.4)%	2.4%
Real estate, rental and leasing	2.2%	2.0%
Professional, scientific and technical services	6.0%	5.8%
Management of companies and enterprises	10.9%	10.4%
Administrative support, waste management and remediation services	(28.5)%	(61.4)%
Education services	0.3%	2.3%
Health care and social assistance	5.4%	2.6%
Arts, entertainment and recreation	29.1%	50.8%
Accommodation and food services	35.7%	26.3%
Other services (except public administration)	4.7%	2.7%
Public administration	(1.7)%	0.4%

Note: Percentages may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 2.7% as of February 28, 2023, an immaterial change from the rate as of December 31, 2022. As of February 28, 2023, the economically active population in Mexico (fifteen years of age and older) was 60.0 million.

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output in billions of constant 2013 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	2021(2)		2022(2)
Food	Ps. 707.6	2.5%	Ps. 719.8	1.7%
Beverage and tobacco products	178.2	9.8	189.5	6.3
Textile mills	23.8	32.7	23.7	(0.1)
Textile product mills	13.0	10.3	12.5	(4.0)
Apparel	49.0	24.6	51.8	5.7
Leather and allied products	17.1	17.2	18.1	5.8
Wood products	25.4	16.6	24.4	(3.8)
Paper	55.9	8.8	57.0	2.0
Printing and related support activities	19.2	21.6	21.5	11.9
Petroleum and coal products	43.4	19.7	49.7	14.4
Chemicals	224.9	1.0	228.1	1.4
Plastics and rubber products	91.7	17.9	95.7	4.3
Nonmetallic mineral products	79.2	11.4	80.8	2.0
Primary metals	176.8	9.5	182.2	3.0
Fabricated metal products	101.5	15.3	102.7	1.2
Machinery	113.4	16.7	117.3	3.4
Computers and electronic products	241.9	8.1	282.4	16.7
Electrical equipment, appliances and components	102.4	16.6	106.6	4.1
Transportation equipment	533.3	8.3	583.6	9.4
Furniture and related products	32.1	26.0	31.5	(1.9)
Miscellaneous	67.2	10.5	69.5	3.4

Total expansion/contraction	Ps. 2,896.8	8.5%	Ps. 3,048.3	5.2%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

On January 31, 2023, Petróleos Mexicanos (PEMEX) issued U.S.$2 billion of its 10.000% notes due 2033. The proceeds will be used to refinance PEMEX’s liabilities, without increasing debt balances.

In March 2023, the Plan de Negocios de Petróleos Mexicanos y sus Empresas Productivas Subsidiarias 2023-2027 (Business Plan of Petróleos Mexicanos and its Subsidiary Productive Companies 2023-2027) was released, which aims to: (1) consolidate PEMEX’s path to sustainable performance, (2) achieve reserve incorporation rates in line with the production platform, (3) optimize PEMEX’s exploration and production projects portfolio, (4) strengthen downstream infrastructure, (5) support operations by ensuring efficiency of services, treatment, transportation, storage facilities and measurement systems, (6) increase the reliability and operational efficiency of PEMEX facilities, (7) improve PEMEX’s competitive position and domestic market share, and (8) align corporate and administrative services to promptly respond to value chain needs.

Electric Power

In January 2023, the Comisión Federal de Electricidad (Federal Electricity Commission, or CFE) published the Plan de Negocios 2023-2027 de la CFE (CFE’s Business Plan for 2023-2027), which aims to: (1) increase CFE’s productivity and generate economic value for the State by prioritizing security of the electricity supply, (2) maintain the company’s majority position in the generation of electric power at the national level, (3)

contribute to sustainable development and reduce greenhouse gas emissions, (4) increase and diversify CFE’s revenues through new business development, (5) mitigate financial, commercial and operational damages related to regulatory asymmetries, (6) strengthen internal control processes, (7) improve user satisfaction and strengthen the company’s reputation, and (8) improve CFE’s financial profitability and cash flow, leading to increased operating and investment resources.

On January 11, 2023, CFE renewed a syndicated revolving credit facility for U.S.$1.5 billion, representing an increase of 22.2% with respect to its previous revolving credit facility in 2018 for U.S.$1.26 billion. During the first half of 2023, this operation is expected to transition into a “sustainability-linked” funding scheme, whereby if CFE satisfies certain environment and social performance indicators, it can reduce the financial cost of its credit facility.

On February 17, 2023, the first phase of the Puerto Peñasco Photovoltaic Power Plant was inaugurated, which, when finalized, is expected to produce 1,000 megawatts (MW) of clean and efficient energy and 192 MW in batteries.

On April 4, 2023, the Government announced the execution of a memorandum of understanding (subject to the agreement on, and execution of, definitive contracts and other customary conditions), for the purchase from Iberdrola, a multinational energy sector company, of thirteen power plants (including renewable energy plants), located across seven Mexican states, for approximately U.S.$6 billion. This transaction is expected to be entered into by a national investment vehicle with majority participation of the Fondo Nacional de Infraestructura (FONADIN), and covers 8,500 MW of energy generation, increasing the State’s participation in the electricity market from 39.6% to 55.5%.

Tourism

On February 12, 2023, the Secretaría de Turismo (Ministry of Tourism, or SECTUR) reported that 38.3 million international tourists entered the country in 2022, representing an increase of 20.3% from 2021.

On February 26, 2023, SECTUR reported that in 2022, foreign direct investment in tourism was U.S.$3.4 billion, exceeding the U.S.$1.87 billion raised 2021.

Transportation and Communications

Aviation

On February 2, 2023, a decree establishing the closure of the Mexico City International Airport for permit holders that provide (i) national, international, scheduled or non-scheduled public transportation services, or (ii) cargo and passenger transportation services jointly was published in the Official Gazette. This decree aims to improve the operation of the Mexico City International Airport and reduce its current saturation.

On March 1, 2023, the Ley de Protección del Espacio Aéreo Mexicano (Mexican Airspace Protection Law) was published in the Official Gazette. This law regulates activities related to the security, protection and preservation of the national sovereignty and independence of Mexico’s airspace.

Communications

On January 16, 2023, the Programa de Cobertura Social 2022-2023 (Social Coverage Program 2022-2023) and the Programa de Conectividad en Sitios Públicos 2023 (Connectivity Program in Public Places 2023) were published in the Official Gazette. The programs, respectively, aim to: (1) achieve universal Internet service coverage by evaluating coverage needs and increasing internet affordability, and (2) identify and locate public spaces in need of free Internet in order to achieve universal coverage. The programs prioritize bringing universal Internet coverage to the following public sectors: education, health, social development (welfare), rural development, and labor.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Savings” in the 2021 Form 18-K.

Table No. 7 – Money Supply

	At December 31,
	2021	2022(1)

M1:	(in millions of nominal pesos)
Bills and coins	Ps. 2,226,644	Ps. 2,474,604
Checking deposits
In domestic currency	2,145,483	2,361,985
In foreign currency	658,895	664,302
Interest-bearing peso deposits	1,316,345	1,394,745
Savings and loan deposits	29,767	30,429

Total M1	Ps. 6,377,134	Ps. 6,926,065

M4	Ps. 15,300,183	Ps. 16,441,678

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation for 2022 was 7.8%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 0.5 percentage points higher than the 7.4% consumer inflation for 2021 and 4.7 percentage points higher than the 3.2% consumer inflation for 2020. This trend was the result of the cumulative effects of the COVID-19 pandemic and the Russia-Ukraine conflict on the global economy, which have been more significant and persistent than expected. Despite improvements in global supply chains and price decreases of some raw materials, generally prices remained high, which, combined with high global demand, contributed to greater headline inflation.

Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 8.4% at the end of 2022, higher than core inflation of 5.9% for 2021.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)	National Producer Price Index(1)(2)(3)	Increase in Minimum Wage(4)
2019	2.8	0.8	100.0;(5) 16.2(6)
2020	3.2	4.1	4.8(5); 16.2(6)
2021	7.4	9.3	15.0(5); 15.0(6)
2022:	7.8	5.3	22.0;(5) 22.0(6)
2023:
January	7.9	5.6	20.0;(5) 20.0(6)
February	7.6	4.6	—
March	6.9	3.8	—

(1)	Changes in price indices are calculated monthly. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(3)	Preliminary figures for 2022 and January to March 2023.
(4)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(5)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(6)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January-June	6.3	6.3	5.3	6.7	6.6
July-December	4.4	4.4	3.7	4.7	4.7
2021:
January-June	4.1	4.1	3.2	4.3	4.3
July-December	4.7	5.1	3.3	4.9	5.0
2022:
January-June	6.4	7.0	4.3	6.6	6.8
July-December	8.9	9.6	6.0	9.2	9.6
2023:
January	10.6	10.9	7.4	10.8	10.9
February	10.9	11.3	7.6	11.1	11.3
March	11.2	11.6	7.9	11.3	11.5

Source: Banco de México.

During 2022, interest rates on 28-day Cetes averaged 7.7%, as compared to 4.4% during 2021. Interest rates on 91-day Cetes averaged 8.3%, as compared to 4.6% during 2021.

On April 19, 2023, the 28-day Cetes rate was 11.3% and the 91-day Cetes rate was 11.6%.

On February 9, 2023, Banco de México held its first monetary policy meeting of 2023 and increased the Tasa de Fondeo Bancario (overnight interbank funding rate) by 50 basis points to 11.00%. The decision took into account the ongoing tightening of global financial conditions, as well as the persistence of accumulated inflationary pressures.

On March 30, 2023, Banco de México held its second monetary policy meeting of 2023 and increased the overnight interbank funding rate by 25 basis points. The decision took into account the challenging monetary policy outlook marked by the tightening of global financial conditions, the heightened uncertainty regarding global economic conditions, the accumulated inflationary pressures and the possibility of further inflationary shocks, as well as the extent to which the latest overnight interbank funding rate increases reflected the change in Banco de México’s monetary stance. Therefore as of March 30, 2023, the overnight interbank funding rate reached a level of 11.25%, compared to 10.50% as of December 31, 2022.

On January 30, 2023, Banco de México published the 2023 Monetary Program, which contains guidelines defining monetary policy conduct for 2023.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Rates

The following table sets forth, for the periods indicated, the daily peso/U.S. dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2019	18.8642	19.2573
2020	19.9087	21.4936
2021	20.4672	20.2787
2022	19.4715	20.1193
2023:
January	18.7937	18.9863
February	18.3448	18.5986
March	18.0415	18.3749

Source: Banco de México.

On April 19, 2023, the peso/U.S. dollar exchange rate closed at Ps. 18.0 = U.S.$1.00, a 7.3% appreciation in dollar terms as compared to the rate on December 31, 2022. The peso/U.S. dollar buying exchange rate published by Banco de México on April 19, 2023 (which took effect on the second business day thereafter) was Ps. 18.1 = U.S.$1.00.

Banking System

At the end of December 2022, the total assets of the banking sector were Ps. 12,524.4 billion, which represented a real annual increase of 4.9% as compared to the end of December 2021. At the end of December 2022, the current loan portfolio of the banking sector had a balance of Ps. 6,238.9 billion, a real annual increase of 4.3% as compared to the end of December 2021. The banking sector’s net result was Ps. 236.7 billion at the end of December 2022, 20.6% higher in real terms as compared to the end of December 2021.

Banking Supervision and Support

The Mexican financial system remained solid during the fourth quarter of 2022, with capitalization and liquidity levels of the banking system exceeding the minimum regulatory requirements. However, the Mexican financial system is expected to face a more complex and uncertain environment in the near term as a result of tighter global financial conditions, including high interest rates at a global scale, persistent inflationary pressures, lower growth prospects and high volatility in international financial markets.

At the end of December 2022, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 19.0%, as compared to 19.5% at the end of December 2021. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2021 Form 18-K.

At the end of December 2022, all multiple banking institutions fell under the first “early warning” category, indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the event of unexpected loss scenarios. No immediate supervisory actions by the Comisión Nacional Bancaria y de Volares (CNBV) were required as of that date.

On March 21, 2023, the Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (National Commission for the Protection and Defense of Users of Financial Services, or CONDUSEF) and the United Nations Development Program signed a Memorandum of Understanding, which formalized a strategic alliance aiming to reduce financial stress on the Mexican population by focusing on community inclusion, health, and financial resilience.

On March 22 and 23, 2023, the CNBV participated in the 213th meeting of the Basel Committee on Banking Supervision (BCBS). At the meeting, the BCBS agreed to continue closely monitoring banking and market developments, as well as the global banking system’s peak interest rates, and to implement measures to improve the resilience of the banking system and provide a fair regulatory environment for internationally active banks.

Securities Markets

On April 19, 2023, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 54,308.1 points, representing a 12.1% increase from the level at December 31, 2022.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

On February 17, 2023, the Secretaría del Trabajo y Previsión Social (Ministry of Labor and Social Security) and the Ministry of Economy published an agreement in the Official Gazette aiming to restrict the entry into Mexico of goods made totally or partially with forced or compulsory labor, including forced child labor, in accordance to article 23.6 of the United States-Mexico-Canada Agreement (USMCA).

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	2021(1)		2022(1)

	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	29,216.7	U.S.$	39,212.2
Crude oil		24,274.9		31,865.1
Other		4,941.7		7,347.1
Non-oil products		465,547.8		538,981.2
Agricultural		19,911.2		21,397.7
Mining		9,554.8		9,149.9
Manufactured goods(2)		436,081.9		508,433.7

Total merchandise exports		494,764.5		578,193.4

Merchandise imports (f.o.b.)
Consumer goods		62,024.7		80,267.2
Intermediate goods(2)		403,150.8		476,144.8
Capital goods		40,527.6		48,202.6

Total merchandise imports		505,703.1		604,614.6

Trade balance	U.S.$	(10,938.6)	U.S.$	(26,421.2)

Average price of Mexican oil mix(3)	U.S.$	65.8	U.S.$	89.4

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

On February 20, 2023, the Ministry of Economy announced the entry into force of the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) for Chile. On February 21, 2023, a treaty under the CPTPP regarding the Applicable Rate of the General Import Tax for goods originating in the regions that are party to the CPTPP, was amended to reflect, among other things, changes in certain payments of duties and updates to tariff rates. On March 31, 2023, the United Kingdom reached an agreement to join the CPTPP trade bloc.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	2021(1)		2022(1)

	(in millions of dollars)
Current account(2)	U.S.$	(8,209.0)	U.S.$	(13,423.5)
Credits		595,360.4		706,355.3
Merchandise exports (f.o.b.)		495,089.7		578,681.3
Non-factor services		37,945.1		47,943.3
Transport		5,313.2		6,108.4
Tourism		19,765.4		28,016.4
Insurance and pensions		3,617.9		3,696.5
Financial services		617.1		747.6
Others		8,631.5		9,374.4
Primary income		9,855.7		20,459.8
Secondary income		52,469.9		59,270.9
Debits		603,569.4		719,778.7
Merchandise imports (f.o.b.)		506,004.6		605,301.7
Non-factor services		52,964.7		62,782.5
Transport		20,826.6		26,376.4
Tourism		5,146.6		7,072.2
Insurance and pensions		6,599.2		6,919.1
Financial services		2,913.4		3,326.9
Others		17,478.9		19,087.9
Primary income		43,474.7		50,491.7
Secondary income		1,125.1		1,202.8
Capital account		(48.2)		(72.4)
Credit		220.0		242.8
Debit		268.1		315.2
Financial account		(902.6)		(12,784.2)
Direct investment		(33,137.3)		(22,442.8)
Portfolio investment		41,578.5		5,635.1
Financial derivatives		2,113.5		2,888.0
Other investment		(21,745.4)		2,827.5
Reserve assets		10,288.3		(1,692.0)
International reserves		8,688.6		(6,601.6)
Valuation adjustment		(1,599.7)		(4,909.3)
Errors and omissions		7,354.6		711.5

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In 2022, Mexico’s current account registered a deficit of U.S.$13.4 billion, or 0.9% of GDP, compared to a deficit of U.S.$8.2 billion, or 0.6% of GDP, in 2021. The increase in the current account deficit was mainly due to a larger deficit in the oil trade balance and a smaller surplus in the non-oil trade balance, partially offset by greater remittances inflows and travel-related revenues.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets

	(in billions of U.S dollars)
2019(4)	180.7	184.2
2020(4)	195.7	199.1
2021(4)	202.4	207.7
2022(4)	199.1	201.1
2023(4):
January	201.0	205.8
February	200.1	204.3
March	202.3	206.2

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

The Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Selected Budgetary Expenditures; 2022 Expenditure Budget

(In Billions of Pesos)

	Actual
	2021	2022(1)	2022 Budget(2)	2023 Budget(2)
Health	Ps. 173.2	Ps. 184.1	Ps. 193.9	Ps. 209.6
Education	369.7	382.1	364.6	402.3
Housing and community development	18.8	17.1	12.9	15.3
Government debt service	524.7	669.8	580.6	840.9
CFE and PEMEX debt service	161.9	145.4	172.1	183.9
PEMEX debt service	142.1	132.4	142.6	148.1
CFE debt service	19.9	13.1	29.6	35.8

(1)	Preliminary figures.
(2)

2022 and 2023 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2022 and 2023. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2022 Budget.

Table No. 15 – Budgetary Results; 2022 Budget Assumptions and Targets

Actual
2021(1)	2022(1)	2022 Budget(2)	2023 Budget(2)
Real GDP growth (%)	4.7%	3.1%	3.6-4.6%	1.2-3.0%
Increase in the national consumer price index (%)	7.4%	7.8%	3.4%	3.2%
Average export price of Mexican oil mix (U.S.$/barrel)(4)	65.7	8	89.3	5	55.1	0	68.7	0
Average exchange rate (Ps./$1.00)	20.3	20.1	20.3	20.6
Average rate on 28-day Cetes (%)	4.4%	7.7%	5.0%	8.9%
Public sector balance as % of GDP(5)	(2.9)%	(3.4)%	(3.1)%	(3.6)%
Primary balance as % of GDP(5)	(0.3)%	(0.5)%	(0.3)%	(0.2)%
Current account balance as % of GDP	(0.6)%	(0.9)%	(0.4)%	(1.2)%

(1)	Preliminary figures.
(2)

2022 and 2023 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2022 and 2023. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results.

(4)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2023 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2023 Budget.

(5)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2021 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

General

The following table presents the composition of public sector budgetary revenues for the periods indicated in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2022 and 2023 Budgets.

Table No. 16 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	2021(2)	2022(2)	2022 Budget(3)	2023 Budget(3)
Budgetary revenues	5,960.9	6,595.1	6,172.6	7,123.5
Federal Government	4,317.0	4,790.6	4,555.5	5,348.7
Taxes	3,566.6	3,812.5	3,944.5	4,623.6
Income tax	1,895.4	2,273.4	2,073.4	2,512.1
Value-added tax	1,123.7	1,221.8	1,213.8	1,419.5
Excise taxes	399.2	117.5	505.2	486.2
Import duties	75.5	93.7	72.9	98.3
Tax on the exploration and exploitation of hydrocarbons	7.0	7.2	7.5	7.7
Export duties	0.1	0.0	0.0	0.0
Luxury goods and services	n.a	n.a	n.a	n.a
Other	65.8	99.0	71.7	99.8
Non-tax revenue	750.4	978.1	610.9	725.1
Fees and tolls	90.8	116.0	47.2	57.2
Transfers from the Mexican Petroleum Fund for Stabilization and Development	364.9	636.3	370.9	487.7
Fines and surcharges	287.8	217.2	184.9	173.6
Other	0.0	0.0	0.0	0.0
Public enterprises and agencies	1,644.0	1,804.5	1,617.2	1,774.8
PEMEX	791.7	841.4	716.1	826.5
Others	852.2	963.1	901.1	948.3

Note: Numbers may not total due to rounding.

n.a. = Not available.

(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2022 and 2023 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2022 and 2023. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results.

Source: Ministry of Finance and Public Credit.

Revenues

Budgetary Revenues

On March 30, 2023, the Ministry of Finance and Public Credit reported that in February 2023, public sector budget revenues amounted to 1.11 trillion pesos, a real growth of 4.4% as compared to February 2022.

Taxation and Tax Revenues

On March 30, 2023, the Ministry of Finance and Public Credit reported that tax revenues continued to strengthen in the first two months of 2023, with an annual growth of 4.2% in real terms.

Expenditures

Health and Labor, Education and Other Social Welfare Expenditures

On February 8, 2023, the Instituto Mexicano de Seguro Social (Mexican Institute of Social Security, or IMSS) and the Chartered Financial Analyst Institute signed a collaboration agreement to train and certify IMSS personnel involved in financial matters, in accordance with best national and international practices.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated.

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)(2)

	At December 31, 2021	At December 31, 2022
Historical Balance of Public Sector Borrowing Requirements	50.1%	49.4%

(1)

The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 1 to Table No. 65 in “Public Debt—Historical Balance of Public Sector Borrowing Requirements” in the 2021 Form 18-K.

(2)	Preliminary figures.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2021 Form 18-K.

Internal Debt

In March 2023, during the 2023 Banking Convention, the Undersecretary of Finance presented the Sustainable Taxonomy of Mexico, a key public financial policy tool that, with a focus on transparency, aims to encourage investment in economic and sustainable activities that reduce social gaps and protect the environment.

In January 2023, the Ministry of Finance and Public Credit carried out its first debt exchange in the local market, with the goal of reducing debt maturing in 2023, while still complying with the indebtedness ceilings approved by Congress for the 2023 fiscal year.

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated.

Table No. 18 – Gross and Net Internal Debt of the Public Sector

	At December 31, 2021(1)	At December 31, 2022(1)

	(in billions of pesos)
Gross Debt	Ps. 8,927.7	Ps. 10,012.0
By Term
Long-term	8,354.6	9,671.6
Short-term	573.2	340.4
By User
Federal Government	8,334.5	9,395.2
State Productive Enterprise (PEMEX and CFE)	306.1	321.3
Development Banks	287.1	295.5
Financial Assets	381.9	143.6
Total Net Debt	Ps. 8,545.8	Ps. 9,868.5
Gross Internal Debt/GDP	34.6%	35.2%
Net Internal Debt/GDP(2)	33.1%	34.7%

(1)	Preliminary figures.
(2)	The calculation of net internal debt is discussed in footnote 2 to Table No. 66 in “Public Debt—Internal Debt—Internal Public Sector Debt” in the 2021 Form 18-K.

Internal Government Debt

As of April 19, 2023, no debt issued by states and municipalities has been guaranteed by the Government.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Table No. 19 – Gross and Net Internal Debt of the Government (1)

	At December 31, 2021(2)		At December 31, 2022(2)

	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 7,878.5	94.5%	Ps. 8,925.4	95.0%
Cetes	1,072.3	12.9	813.0	8.7
Floating Rate Bonds(5)	1,205.1	14.5	1,766.5	18.8
Inflation-Linked Bonds	2,235.5	26.8	2,623.9	27.9
Fixed Rate Bonds	3,356.9	40.3	3,712.6	39.5
STRIPS of Udibonos	8.7	0.1	9.3	0.1
Other(3)	456.0	5.5	469.8	5.0

Total Gross Debt	Ps. 8,334.5	100.0%	Ps. 9,395.2	100.0%

Net Debt
Financial Assets(4)	260.1		133.4

Total Net Debt	Ps. 8,074.4		Ps. 9,261.8

Gross Internal Debt/GDP	32.3%		33.0%
Net Internal Debt/GDP	31.3%		32.5%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 122.9 billion at December 31, 2021 and Ps. 118.1 billion at December 31, 2022 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.
(5)

Figures in connection with BONDES D, BONDES F and BONDES G floating rate bonds, which are linked to the one-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE).

Source: Ministry of Finance and Public Credit.

External Debt

On January 12, 2023, the credit rating agency R&I reaffirmed its BBB+ rating with a stable outlook for Mexico’s long-term debt in foreign currency.

In January 2023, the Ministry of Finance announced a prepayment of a loan with the World Bank, reducing the debt owed by 70%, to approximately Ps. 58 billion (approximately U.S.$3.2 billion).

External Public Sector Debt

According to preliminary figures, as of December 31, 2022, outstanding gross external public sector debt totaled U.S.$217.8 billion, an approximate U.S.$3.8 billion decrease from the U.S.$221.6 billion outstanding on December 31, 2021. Of this amount, U.S.$209.0 billion represented long-term debt and U.S.$8.8 billion represented short-term debt. Net external indebtedness decreased by U.S.$1.9 billion during 2022.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated.

Table No. 20 – Summary of External Public Sector Debt by Type (1)(2)

	At December 31, 2021(3)		At December 31, 2022(3)

	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	114,837.5	U.S.$	115,062.5
Long-Term Debt of Budget Controlled Agencies		91,121.5		87,367.3
Other Long-Term Public Debt(4)		7,339.1		6,580.3

Total Long-Term Debt	U.S.$	213,298.1	U.S.$	209,010.1

Total Short-Term Debt		8,336.9		8,776.0

Total Long- and Short-Term Debt	U.S.$	221,635.0	U.S.$	217,786.1

Table No. 21 – Summary of External Public Sector Debt by Currency (1)

	At December 31, 2021(3)			At December 31, 2022(3)

	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	167,850.0	75.7%	U.S.$	165,251.1	75.9%
Japanese Yen		8,278.7	3.7		7,872.3	3.6
Swiss Francs		2,470.6	1.1		2,432.3	1.1
Pounds Sterling		3,083.9	1.4		2,317.0	1.1
Euros		37,794.9	17.1		32,324.9	14.8
Others		2,157.0	1.0		7,588.5	3.5

Total	U.S.$	221,635.1	100.0%	U.S.$	217,786.1	100.0%

Table No. 22 – Net External Debt of the Public Sector (1)

	At December 31, 2021(3)		At December, 2022(3)

	(in millions of U.S. dollars, except for percentages)
Total Net External Debt	U.S.$	218,421.0	U.S.$	216,517.2
Gross External Debt/GDP		17.7%		14.8%
Net External Debt/GDP		17.4%		14.7%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2022) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(3)	Adjusted to reflect the effect of currency swaps.
(4)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated.

Table No. 23 – Gross External Debt of the Government by Currency

	At December 31, 2021			At December 31, 2022(2)

	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	78,717.0	68.5%	U.S.$	76,907.6	66.8%
Japanese Yen		6,784.1	5.9		6,646.0	5.8
Swiss Francs		2,070.0	1.8		2,037.9	1.8
Pounds Sterling		2,000.2	1.7		1,775.8	1.5
Euros		24,824.2	21.6		21,788.1	18.9
Others		442.0	0.4		5,907.1	5.1

Total	U.S.$	114,837.5	100.0%	U.S.$	115,062.5	100.0%

Table No. 24 – Net External Debt of the Government

	At December 31, 2021		At December 31, 2022(2)

	(in millions of U.S. dollars, except for percentages)
Total Net External Debt	U.S.$	112,744.5	U.S.$	114,938.0
Gross External Debt/GDP		9.2%		7.8%
Net External Debt/GDP		9.0%		7.8%

Table No. 25 – Net Debt of the Government

	At December 31, 2021	At December 31, 2022(2)
Internal Debt	77.7%	80.6%
External Debt(1)	22.3%	19.4%

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 3 to Table No. 75 in “Public Debt—External Public Debt—External Public Sector Debt” in the 2021 Form 18-K.
(2)	Preliminary figures.

Source: Ministry of Finance and Public Credit.

External Securities Offerings and Liability Management Transactions

On January 9, 2023, Mexico issued U.S.$1,250,000,000 of its 5.400% Global Notes due 2028 and U.S.$2,750,000,000 of its 6.350% Global Notes due 2035.